

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 12, 2024

Jeff Cote
Chief Executive Officer and President
Sensata Technologies Holding plc
529 Pleasant Street
Attleboro, MA 02703

       Re: Sensata Technologies Holding plc
             Definitive Proxy Statement on Schedule 14A
             Filed April 13, 2023
             File No. 001-34652

Dear Jeff Cote:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                               Sincerely,

                               Division of Corporation Finance
                               Disclosure Review Program